ALEXANDER M. DONALDSON

adonaldson@wyrick.com

November 22, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Re:	Cempra Holdings, LLC

Registration Statement on Form S-1

Filed October 12, 2011

File No. 333-177261

Dear Mr. Krug:

We write this letter on behalf of our client Cempra Holdings, LLC in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated November 7, 2011. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

As of the date of this letter, the prospectus contains all graphic information intended to be used. Cempra is aware of the need to provide any additional graphic, visual or photographic information to the Staff prior to its use.

U.S. Securities and Exchange Commission

November 22, 2011

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Where a comment was applicable to other sections of the prospectus in addition to the section cited in the comment, revisions have been made to those other applicable sections.

3.	Please update the discussion in your prospectus to the most recent date practicable.

The registration statement has been updated to include financial statements and data for September 30, 2011.

4.	Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Cempra understands the timing of the consideration of the confidential treatment request.

5.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Cempra is aware of the requirement to file an amendment containing pricing-related information and that the Staff may have comments on such amendment.

6.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Cempra understands the Staff’s expectation on the price range.

Table of Contents Page

7.	We note your statements concerning the lack of any guarantee for the accuracy of third party data, that you have not verified the information contained in the third party sources you have used, and the accuracy of the results and estimates of your research has not been verified by independent sources. One may infer from these statements that you do not take responsibility for information from third parties you include in the prospectus. Please remove this language, or expand the disclosure to clearly state that you are liable for the information in your prospectus.

U.S. Securities and Exchange Commission

November 22, 2011

The paragraph on the table of contents page has been revised to be responsive to the comment.

Our Company, page 1

8.	Please expand the discussion to clarify what portion of the $19.6 billion antibiotics market is attributed to each of the specific type of products and services you intend to provide. If you do not intend to serve the global market, the discussion of your anticipated market should be revised accordingly. In addition, since you intend to meet unmet medical needs, please explain how you determined the size of the potential market in the absence of comparable sales data.

The paragraph on pages 1 and 61 that discusses the $19.6 billion antibiotics market has been revised to specify that Cempra has global rights to CEM-101 (other than certain southeast Asian countries) and is developing Taksta for the U.S. market only. This paragraph also has been revised to include a breakdown of the subset of sales that are relevant for each product. Data has been provided for global macrolide sales, which are the sales relevant for CEM-101 because it has the same spectrum of activity as other macrolides and Cempra has global rights (other than certain Southeast Asian countries) to CEM-101. Data also has been provided for U.S. sales for MRSA products, which are relevant for Taksta because it addresses MRSA infections (as discussed in the prior paragraph). The term “unmet” has been deleted from this paragraph and elsewhere in the prospectus. Cempra believes that the references in the paragraphs that follow this paragraph adequately describe how its products will meet the current and ongoing need for new treatments for the indications Cempra is pursuing.

Please be advised that while all other market data cited in the discussion is for 2009, the new data for MRSA drug sales is for 2010, which is the most recent data available to Cempra. Cempra respectfully submits that providing the most recent data that can be obtained is beneficial to investors.

9.	Please reconcile your reference to unmet needs with the comparison you have made between your proposed products and the existing drugs levofloxacin and linezoid.

Disclosure has been added and revised on pages 1, 42 and 61, including the deletion of the term “unmet.” Cempra respectfully points out that the medical needs that its products are intended to address, namely resistance to antibiotics, efficacy, safety and ease of administration, including comparisons of CEM-101 and Taksta to levofloxacin and linezolid, respectively, are discussed in the second paragraph under each of “Our Company” on page 1,

U.S. Securities and Exchange Commission

November 22, 2011

the section titled “CEM-101 (Solithromycin ): A Novel Oral and IV Macrolide for CABP” on pages 1 to 2, and the section titled “Taksta: An Oral Therapy for S. aureus, including MRSA, in ABSSSI” on pages 3 to 4.

10.	Please disclose whether and when you filed applications with the FDA for your proposed products.

Cempra believes that the last sentence in the first paragraph under “Our Company” on page 1 makes it clear that Cempra has not filed any new drug applications. Cempra respectfully submits that new drug applications are the only regulatory application of interest to investors and, as such, Cempra believes that it has addressed the Staff’s comment. Cempra also respectfully submits that whether a trial is underway or is to begin is of interest to investors and Cempra has disclosed the status of all of its prior, current and planned clinical trials.

11.	The prospectus summary section should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only on the positive attributes of the company. Please balance the current discussion with a discussion of the challenges and risks you face, at least as prominent and detailed as your current discussion of your positive attributes, including a discussion of:

•	The lack of revenues from your development stage operations;

•	The challenges you face to obtain FDA approval of your products;

•	The fact your independent auditors express substantial doubt about your ability to continue as a going concern;

•	Your dependence on third parties, including contract research organizations, suppliers and manufacturers; and

•

The fact you licensed your CEM-101 product candidate and other possible candidates from Optimer Pharmaceuticals and these licenses can be terminated on short notice if you are unable to make substantial up-front, milestone, and royalty payments.

Additional disclosure has been added on pages 4 to 5 to be responsive to the comment. Cempra respectfully believes that the prospectus summary, as revised, provides a balanced presentation of the information presented elsewhere in the registration statement.

CEM-101 (Solithromcycin): a Novel IV and Oral Macrolide for CABP, page 1

12.	We note your reference to the number of prescriptions for azithromcyin written for respiratory tract infections, however you are developing CEM-101 for CABP. Please revise the discussion to provide the number of azithromcyin prescriptions written for CABP.

Additional disclosure has been added on pages 2 and 61 regarding the market for macrolides. Cempra respectfully submits that sales of drugs in the macrolide class are the most relevant

U.S. Securities and Exchange Commission

November 22, 2011

statistic for investors with respect to CEM-101 because drugs in the same class have the same spectrum of activity (i.e. address the same bacteria). Therefore, a physician prescribing azithromycin because of its broad spectrum of activity could prescribe CEM-101 and get the same spectrum of activity but with greater potency and lower incidence of resistance (based on Cempra’s studies to date).

13.	Please revise the discussion to clarify the meaning and significance of:

•	a “pivotal trial program;”

•	non-inferiority from an efficacy perspective; and

•	end of Phase 2 meeting.

Disclosure has been added on page 1 to explain that the pivotal trial program is the basis for Cempra’s planned new drug application for each product. Disclosure has been added on page 3 to clarify that an end of Phase 2 meeting is used to finalize a pivotal trial program. These same clarifications have been added on page 62. Cempra respectfully submits that an explanation of non-inferiority need not be presented upon its first use in the Summary section because it is a commonly used and understood term in the pharmaceutical industry and that the fuller explanation on page 62 is sufficient.

Taksta: An Oral Therapy for S aureus, including MRSA, in ABSSSI, page 3

14.	Please define the term “loading dose.”

Disclosure has been added on page 4 to be responsive to the comment.

15.	Please clarify how Taksta is unique compared to the fusidic acid already in use outside the United States. In addition, since fusidic acid is already available, please discuss whether the product is patentable and has been patented by others.

Cempra believes that the bullet on page 4 titled “Lower frequency of resistance development due to our loading dose regimen” addresses the unique properties of Taksta and that additional language is not needed earlier in the discussion due to the prominent positioning of the bullet. Disclosure has been added on page 3 to state that fusidic acid has never been approved in the U.S. and that Cempra has filed a patent application for its proprietary loading dose regimen to address the comment regarding the patent issue.

Risk Factors

“If we fail to obtain additional financing...,” page 13

16.	To the extent possible, please quantify the cost of your currently anticipated research and development activities through completion of Phase 3 for CEM-101 and Taksta.

U.S. Securities and Exchange Commission

November 22, 2011

The disclosure on page 14 has been expanded to be responsive to the comment. Cempra will provide the specific dollar amounts in a subsequent filing.

“We rely on third parties to conduct our clinical trials...,” page 14

17.	Please identify the third party contract research organizations you are reliant upon in this risk factor. In addition, please file your agreements with these organizations as exhibits to the registration statement and describe their material terms in the Business section of the prospectus. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Disclosure has been added on pages 5, 16 and 89 to be responsive to the comment. Cempra supplementally advises the Staff that none of the contracts with CROs are standing agreements and all are entered into in the ordinary course of business and on an as-needed basis. These contracts typically include termination provisions whereby Cempra can terminate the agreements on short notice and only be obligated for services performed through termination. Cempra has no current contract commitments to a CRO for performance of the oral Phase III clinical studies for CEM-101 and Taksta. Finally, Cempra’s business is not substantially dependent on any one of these agreements; replacement individuals or entities are readily available. As a result, Cempra does not believe these contracts are material contracts within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, do not need to be filed as exhibits to the registration statement.

“Our dependence upon third parties for the manufacture and supply...,” page 15

18.	Please identify the API provided by Wockhardt and whether this API is readily available from other suppliers. If you have entered into a supply agreement with Wockhardt, please file the agreement as an exhibit and describe the material terms of the agreement in the Business section. Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Disclosure has been added on page 16 to be responsive to the first sentence of the comment. Cempra supplementally advises the Staff that the contract with Wockhkardt is a short-term contract and that a number of replacement manufacturers are available if necessary. Therefore, Cempra’s business is not substantially dependent on this contract. As a result, Cempra does not believe the contract with Wockhardt is material within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, does not need to be filed as an exhibit to the registration statement.

U.S. Securities and Exchange Commission

November 22, 2011

“We may be required to suspend or discontinue clinical trials....” page 12

19.	We note that two of the factors you cite that may delay the commencement and rate of completion of clinical trials are “unforeseen safety issues or adverse side effects.” If you have identified any safety issues or material adverse effects, please revise your disclosure to include an additional risk factor(s) to address the safety issues or material adverse effects you have encountered to date in preclinical studies and clinical trials.

Cempra supplementally advises the Staff that there has been no safety or material adverse effect issues raised to data in Cempra’s clinical trials. Consequently, no disclosure has been added.

“If we use hazardous and biological materials...,” Page 23

20.	Please expand the disclosure to state whether you currently maintain liability insurance with respect to your use of hazardous materials. If so, briefly describe the potential liabilities that are and are not covered and, if material, the cost of such coverage. If you do not have coverage for the use of hazardous materials, please revise the risk factor discussion to include the lack of coverage for potential contamination expenses.

Disclosure has been added on page 25 to be responsive to the comment.

“If we are sued for infringing intellectual property rights.....” Page 25

21.	To the extent you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please expand the discussion to describe these problems or claims.

Disclosure has been added on page 26 to state that no legal action has been commenced or threatened by a third party for infringement of intellectual property.

“To raise additional funds to support our business operations....,” page 21

22.	We note the reference to the August 2011 notes. Please expand the discussion to clarify the impact of the corporate conversion upon the restrictions you describe.

Disclosure has been added on page 22 to be responsive to the comment.

U.S. Securities and Exchange Commission

November 22, 2011

“We will incur significant increased costs as a result of operating as a public company...,” page 29

23.	We note your assertion that you cannot predict or estimate the amount or timing of additional costs. Please delete this statement and include your best estimate of these expenses during your first year as a public company, and on an annual basis thereafter.

The disclosure on page 30 has been revised to be responsive to the comment.

Use of Proceeds, page 27

24.	Please expand the discussion to separately estimate the amount of proceeds you will use to fund:

•	Clinical and non-clinical research and development costs for CEM-101 including Phase 2 IV-to-oral stepdown trial and one Phase 3 oral trial;

•	Clinical and non-clinical research and development costs for Taksta, including one Phase 3 trial; and

•	For working capital and general corporate purposes.

The disclosure on page 34 has been revised to be responsive to the comment. Cempra will provide the specific dollar amounts in a subsequent filing.

25.	Please clarify whether you anticipate the amount allocated for the Phase 2 IV-to-oral trial and the Phase 3 oral trial for CEM-101 and the Phase 3 trial for Taksta is sufficient to complete these respective trials.

The disclosure added on page 34 gives the extent of the development that is expected to be funded by the offering proceeds.

Critical Accounting Policies

Stock-based Compensation, page 46

26.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. At that time, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value at each grant date.

Cempra understands that the Staff will review this issue when an estimated offering price is set forth in the prospectus.

27.	Disclose the significant assumptions used in determining the fair value of the common stock at December 8, 2010 and March 31, 2011 explaining the change from $.22 to $.45 to $.53. Explain how the completion of Phase II for Taksta in the fourth quarter of 2010 was considered. Also, disclose when the decision to proceed with an initial public offering was made and any clinical milestones that affected the decision.

U.S. Securities and Exchange Commission

November 22, 2011

Disclosure has been added on pages 51 and 52 to be responsive to the comment.

Business – General, page 58

28.	In view of your limited number of employees, please expand your business section to explain the process you employed to develop your products, describing the means by which research has been conducted, studies designed and performed, regulatory filings prepared and clinical results analyzed.

Disclosure has been added on pages 5 and 89 to be responsive to the comment.

29.	Please expand the discussion relative to your various trials to indicate when the specific trial referred to in discussion was completed.

Disclosure has been added on pages 62, 63, 68, 69 and 75 to be responsive to the comment.

Taksta, page 59

30.	We note your statement that fusidic acid is an antibiotic that has been approved and sold in Europe and other countries for decades. Please expand the discussion to clarify whether fusidic acid has been sold for the treatment of ABSSSI and, if so, by whom.

Disclosure has been added on page 62 to be responsive to the comment.

CEM-101 Market Opportunity, page 61

31.	We note your reference to possible limitations or side effects of currently available treatments. Please expand the discussion to describe the resistance issues, limitations and side effects, if any, experienced to date with CEM-101.

Disclosure has been added on page 65 to be responsive to the comment.

32.	We note your reference to the initial market acceptance for Ketek. Please clarify whether the market experienced for Ketek is the size of the market you anticipate for CEM-101.

Disclosure has been added on page 65 to be responsive to the comment.

U.S. Securities and Exchange Commission

November 22, 2011

Taksta has an established safety profile, page 69

33.	We note the statement that the oral administration of fusidic acid has “demonstrated a safety profile consistent with other non-US approved product labeling.” Please expand the discussion to address whether the profile is consistent with US approved product labeling.

Fusidic acid has never been approved in the U.S. and, therefore, there is no U.S. approved product labeling. Disclosure regarding the lack of U.S. approval has been added on pages 3 and 71.

Taksta has a lower incidence of resistence due to our proprietary loading dose regimen, page 69

34.	Please expand the discussion to provide additional information concerning the resistance reported during oral treatment outside the United States, including the studies conducted and the nature of the resistance. In addition, please provide additional information relative to your loading dose regimen and how it differs from conventional dosage methods.

Disclosure has been added on page 73 to be responsive to the comment.

Table 8, page 72

35.	Please expand the discussion to explain the difference, if any, between the Taksta tablets and the Fucidin tablets.

Disclosure has been added on page 75 to be responsive to the comment.

36.	Please explain what you mean by the statement “a steady state level that is well over 10 times the MIC90 of staphylococci and streptococci....”

Disclosure has been added on page 75 to be responsive to the comment.

Pre-clinical data, page 72

37.	Please explain what you mean by the phrase “...susceptibility to Taksta and comparators by both microdilution according to....”

Disclosure has been added on page 76 to be responsive to the comment.

Planned Clinical Trials, page 73

38.	Please expand the discussion to indicate when the end of Phase 2 meeting occurred.

Disclosure has been added on page 76 to be responsive to the comment.

U.S. Securities and Exchange Commission

November 22, 2011

39.	Please expand the discussion to provide an estimate of the time that may be required to complete the various trials and studies required for FDA approval.

Cempra supplementally advises the Staff that at this time the duration of the Phase 3 trials is very difficult to estimate because they are dependent on patient enrollment, which is in great part dependent on the severity of the pneumonia season throughout the world for the CEM-101 trials for CABP and the extent of skin infections for the Taksta trials. As a result, no estimate has been given.

Our Commercialization Strategy, page 74

40.	We note the statement that “the CEM-101 opportunity will be maximized by having both a hospital-based sales force and a primary care sales force. We believe we could build a sales force to sell directly to the hospital market.” Please expand the discussion to clarify the extent to which you currently have a primary care sales force or an existing partnership with a larger pharmaceutical company to sell your products.

Disclosure has been added on page 77 to be responsive to the comment.

Intellectual Property, page 75

41.	We note your discussion on page 77 pertaining to your plan to obtain regulatory exclusivity for your dosing protocols and formulations for fusidic acid, please expand the discussion to clarify whether you are currently aware of any applications from competitors pertaining to fusidic acid.

Disclosure has been added on page 80 to be responsive to the comment.

Collaborations and Commercial Agreements, page 78

42.	Please expand the discussion in the first paragraph of this section to quantify the term “additional limited milestone payments” in the event more than four products are developed.

Additional milestone payments will not be due under the agreement with Optimer unless and until Cempra has successfully developed four products. Cempra is currently pursuing the development of one product for which approval is not expected, if received, for several years. In addition, Cempra has requested that the specific milestone payments be treated confidentially. Given that the proceeds from the offering will only finance the development of CEM-101 to a certain point (and not to regulatory approval), that CEM-101 is the only product in development at this time under the Optimer agreement, that regulatory approval for CEM-101 and the next three products is years away, and that the individual milestone amounts are sensitive commercial information for which confidential treatment has been requested, Cempra respectfully submits that providing the individual milestone payments is not material to investors.

U.S. Securities and Exchange Commission

November 22, 2011

43.	Please expand the discussion in this section or the intellectual property section with respect to each patent underlying the respective licenses to indicate:

•	When the patent was filed; and

•	Whether the licensor or you are responsible for the costs of the legal defense of the patent.

Disclosure has been added on pages 79 and 82 to be responsive to the comment.

Manufacturing, page 79

44.	Please expand the discussion to describe the material term and termination provisions of the Ercros agreement.

Disclosure has been added on page 82 to be responsive to the comment.

45.	We note the statement that you “believe Ercros is one of only two currently known manufacturers that can produce fusidic acid compliant with the purity required for human use.” Please identify the other known manufacturer and reconcile the statement with your statement “we have yet to identify a viable second source of fusidic acid but continue to research alternatives.”

Disclosure has been added on page 82 to be responsive to the comment.

Employees, page 86

46.	We note you have ten employees, including your executive staff, engaged in research and development activities. Please expand your disclosure to describe any consulting agreements, independent contractor arrangements or other means by which you engage personnel to carry out the development of your proposed products. To the extent any of such arrangements are material to your business, please revise the discussion to provide a description of the material terms of each agreement, including, but not limited to, payment provisions, obligations, rights, term and termination provisions. In addition, please file these agreements as exhibits or provide us with a detailed analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

As noted in the response to Comment No. 28, disclosure has been added on pages 5 and 89 to be responsive to the comment. Cempra supplementally advises the Staff that all arrangements and agreements are made in the ordinary course of business and on an as-needed

U.S. Securities and Exchange Commission

November 22, 2011

basis. In addition, there are no standing agreements with individuals or entities to provide services. Cempra does have a standing Scientific Advisory Board, or SAB, that is comprised of many individuals, each under a form of scientific advisory board agreement, but Cempra is not dependant on any one of these individuals, and if one or more members were to leave the SAB, Cempra could either replace them or rely on the remaining members of the SAB. Finally, Cempra’s business is not substantially dependent on any one of these agreements; replacement individuals or entities are readily available. Consequently, and in reliance on Item 601(b)(10)(ii)(B) of Regulation S-K, Cempra believes none of the agreements is material and, therefore, none need to be filed as an exhibit to the registration statement.

Executive Compensation, page 93

47.	Please revise your discussion of annual bonuses in your Compensation Discussion and Analysis section to provide a detailed description of the individual and corporate goals that were established by the compensation committee for each named executive officer, the extent to which such goals were achieved and the relationship between the level of achievement and the bonus awards that were ultimately granted. In addition, you should explain why the board and/or the compensation committee chose to make non-equity awards to your CEO and CFO that were less than the target of 25% of their base salaries.

Disclosure has been added on page 97 to be responsive to the comment.

48.	Please revise your discussion of periodic stock option awards in your Compensation Discussion and Analysis section to explain the board’s basis for the specific option awards paid to your CEO and CFO in 2010.

Disclosure has been added on page 98 to be responsive to the comment.

Summary Compensation Table, page 95

49.	We note Dr. Still resigned in March 2010. Please clarify whether the amounts reflected under the salary column are the payments made for the first three months of 2010 or annualized amounts. We may have additional comments.

The amounts reported under ”Salary” and “Non-equity incentive plan compensation” for all named executive officers incorrectly provided amounts paid in 2010 for 2009 performance. In 2010, Dr. Still received total compensation that was less than $100,000. As a result, Dr. Still does not meet the definition of a “named executive officer” under Instruction 1 to Item 402(a)(3) of Regulation S-K and, consequently, has been removed from the compensation discussion and analysis section of the prospectus. The summary compensation table on pages 98 to 99 has been revised to provide the correct amounts of salary and non-equity incentive plan compensation for 2010.

U.S. Securities and Exchange Commission

November 22, 2011

50.	In addition to the NEOs currently listed in the Summary Compensation Table, we note that you had three key employees serving in their positions during 2010. If any of these employees were in charge of a principal business unit, division or function, or otherwise performed a policy-making function for the company, you may be required to include them in the Summary Compensation Table. Please refer to Item 402(a)(3) of Regulation S-K and advise us whether Dr. Oldach, Dr. Periera or Dr. Scot should be considered NEOs. Furthermore, please tell us whether the company employed a Chief Scientific or Medical Officer after the resignation of Dr. Still in March 2010. We may have additional comments.

Cempra supplementally advises the Staff that strategic and operating policy at Cempra is set by the Chief Executive Officer, with assistance from the Chief Financial Officer. None of the individuals listed as key employees on page 90 perform policy-making functions for Cempra. While these individuals are responsible for their own areas of expertise within the company, pursuant to which they report results of and provide input on areas within their expertise, decisions that include or are based on any of their input are made by the Chief Executive Officer. Consequently, Cempra believes that these key employees do not meet the definition of “executive officer” under Rule 3b-7 (cited in Instruction 2 to Item 402(a)(3) of Regulation S-K).

Cempra supplementally advises the Staff that it has not hired anyone to serve as its chief scientific officer or chief medical officer after the resignation of Dr. Still. Dr. Fernandes carries out the functions of the chief scientific officer and also carries out some of the functions of a chief medical officer. While some of the functions of a chief medical officer also are carried out by Dr. David Oldach, who oversees clinical operations, and some are carried out by Dr. David Pereira, who oversees chemistry issues, Dr. Fernandes has the sole responsibility to establish the scope and direction of the Company’s clinical development of its products.

Transactions With Related Persons, page 103

51.	Please provide a discussion of the policies and procedures utilized by your audit committee to review and approve related party transactions and the policies and procedures your audit committee will use to review and approve such transactions subsequent to the consummation of the proposed offering.

Disclosure has been added on page 106 to be responsive to the comment.

U.S. Securities and Exchange Commission

November 22, 2011

Principal Stockholders, page 106

52.	Please expand the discussion to identify the natural person with voting or investment power over the securities held by:

•	Intersouth Partners VI, L.P. and its affiliates;

•	Blackboard BioVentures Inc.; and

•	Devon Park Bioventures, L.P.

Disclosure has been added on pages 111 to 112 to be responsive to the comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

53.	Please provide a report from your independent registered public accounting firm that shows the city and state where it was issued. Also, this report refers to information in Note 11, dated October 12, 2011, which we were unable to locate. Please explain this reference.

The city and state have been added to the report on page F-2 as requested. Cempra supplementally advises the Staff that the reference to Note 11 is related to Net Loss Per Share. When the original report was originally issued on April 29, 2011, net loss per share information was not included in the financial statements, as such disclosures were not needed for Cempra Holdings, LLC as a privately held entity.

Valuation Assumptions for Stock Option Plans, page F-11

54.	Tell us why the volatility assumption changed so much from 2008 to 2009. Include the period of time over which you measured volatility. Also provide us the names of the peer public companies you used and the volatilities of each.

Cempra supplementally advises the Staff that the volatility assumption changed from 62.2% in 2008 to 83.1% in 2009 for employee options granted, which was directly related to the volatility in the average stock price for Cempra’s peer public companies. The volatility assumption is based on an average of several peer public companies with similar characteristics to that of Cempra, such as industry and product candidates under development. These peer companies have a trading history commensurate with the expected life of the options granted by Cempra, during the periods presented or approximately six years. Each year, management assessed the peer public companies for purposes of calculating stock based compensation under ASC 718 - Stock Compensation and updated the peer companies utilized in such analysis based on the underlying developments at each peer company. During 2009, Cempra revised its peer companies to be more consistent with its operations, in light of its clinical milestones, industry developments and those of the peer companies utilized.

U.S. Securities and Exchange Commission

November 22, 2011

The peer companies used in the 2008 calculation of volatility were:

BioMarin Pharmaceuticals	39%
Cubist Pharmaceuticals	35%
Durect Corp	68%
Idera Pharmaceuticals	70%
ISIS Pharmaceutical	59%
Optimer Pharmaceuticals	83%
Pozen	88%
Progenics Pharmaceutical	58%
Santarus	52%
SIGA Technologies	87%
Theravance	47%
Average	62%

The peer companies used in the 2009 calculation of volatility were:

Cornerstone Therapeutics	90%
Cubist Pharmaceuticals	47%
Inhibitex Inc	84%
Middelbrook Pharmaceuticals	98%
Nektar Therapeutics	63%
Occulus Innovative Sciences	137%
Optimer Pharmaceutics	77%
SIGA Technologies	92%
Theravance	56%
Average	83%

The peer companies used in the 2010 calculation of volatility were:

Cornerstone Therapeutics	88%
Cubist Pharmaceuticals	43%
Inhibitex Inc	84%
Nektar Therapeutics	58%
Occulus Innovative Sciences	121%
Optimer Pharmaceutics	66%
SIGA Technologies	86%
Theravance	52%
Average	75%

U.S. Securities and Exchange Commission

November 22, 2011

Exhibits

55.	We note that exhibits 2.1, 3.1 and 3.2 are “form of” exhibits. Please tell us when you anticipate filing the actual documents currently reflected as “forms of.”

The reference to “form of” has been removed from Exhibits 2.1, 3.1 and 3.2 on page II-4. Cempra advises the Staff that those documents are not executed or effective; however, the documents are in the form anticipated to be final. If any changes are made to any of the documents, an amended version will be filed.

Signatures

56.	We note the registrant is Cempra Holdings, LLC which entity will be converted into Cempra, Inc. The registration statement, however, has not been signed by Cempra Holdings, LLC and has been signed only by Cempra, Inc., an entity not currently in existence. Please advise or revise. We may have additional comments.

The use of “Cempra, Inc.” was an inadvertent error. The signature page for the amended registration statement reflects the correct name of the registrant.

* * * * *

In addition to the revisions discussed above, the prospectus has been revised to update the dates for which information is given on pages 2, 62 and 71 (the Company’s focus is now on Phase 3 trials for the oral rather than the intravenous formulation of CEM-101), page 89 (employees), pages 110 to 112 (beneficial ownership table), page 71 (new FDA guidelines for clinical trials for CABP), page 89 (the execution of a new lease for its premises), pages 90 and 92 (the addition of a new key employee), pages 102 and 104 (modifications to Cempra’s equity plans, the revised versions of which are filed as exhibits to the registration statement) and elsewhere for other smaller revisions and corrections.

Cempra respectfully submits that the foregoing discussions and amendments to the registration statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc:	Mark W. Hahn